FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Senior Management Changes.–

Buenos Aires, September 20, 2016

Securities and Exchange Commissions

Relevant Information: Senior Management Change

We inform you that the Board of BBVA Banco Frances S. A. in its meeting held today, has decided to carry out some changes in the Senior Management.

In this sense, it has taken note that Mr. Jorge Luna, Commercial Director is no longer part of BBVA Frances, after a successful career. The Bank has appointed Mr. Gustavo Alonso. Currently Director of Business Development, to carry out this position.

Accordingly, and with the aim of giving more impetus to the transformation, it has decided to integrate the Directions of Business Development and Digital Banking, under the responsibility of Mr. Jorge Bledel

Sincerely yours,

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: September 20, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer